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                             December 20, 2021

       Wilbur L. Ross, Jr.
       Chief Executive Officer
       Ross Acquisition Corp II
       2 Pelican Lane
       Palm Beach, Florida 33480

                                                        Re: Ross Acquisition
Corp II
                                                            Form 8-K filed
December 17, 2021
                                                            File No. 001-40201

       Dear Mr. Ross:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed December 17, 2021

       Item 4.02 Non-Reliance on Previously Issued Financial Statement or Related Audit Report or
       Completed Interim Review

   1. Please revise your Form 8-K to clearly indicate the date of the conclusion regarding the non-reliance in
accordance with Item 4.02(a)(1).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact William Demarest, Staff Accountant at 202-551-3432 if you
       have any questions.




                             Sincerely,
 Wilbur L. Ross, Jr.
Ross Acquisition Corp II
December 20, 2021
Page 2
FirstName LastNameWilbur L. Ross, Jr.
                                        Division of Corporation Finance
Comapany NameRoss Acquisition Corp II
                                        Office of Real Estate & Construction
December 20, 2021 Page 2
cc:       Corey R. Chivers, Esq.
FirstName LastName